Exhibit 99.5

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA Between the undersigned, NATALIA A . HERNÁNDEZ ARIAS , bearer of ID Card as it appears under her signature, acting in her capacity as alternate legal representative of COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA , (hereinafter " COLLECTIVE MINING "), according to the attached certificate of incorporation and legal representation ; and [Redacted – Confidential Information] bearer of ID Card as it appears under his signature, acting in his capacity as legal representative of ASOCIACIÓN DE MINEROS GUAYABALES (hereinafter " GUAYABALES "), according to the attached certificate of incorporation and legal representation and authorized to sign this document by Minutes of Extraordinary Meeting of June 20 , 2025 ; (hereinafter " GUAYABALES "), duly empowered by the associates and according to the attached certificate of incorporation and legal representation ; we have agreed to sign this ADDENDUM No . 05 to the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , under the following considerations : 1. On [Redacted – Commercially Sensitive Information] , MINERALES PROVENZA S . A . S and GUAYABALES signed a CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] . 2. On [Redacted – Commercially Sensitive Information] , the Assignment of CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] by MINERALES PROVENZA S . A . S in favor of COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA was signed . This action was duly notified to the ASOCIACIÓN DE MINEROS GUAYABALES on the same date. 3. That as of the date of signing this document, COLLECTIVE MINING has made payments in accordance with the provisions of the Sixth Clause Payments in favor of GUAYABALES in the amount of two million one hundred sixty - six thousand six hundred sixty - six US dollars (USD 2 , 166 , 666 ), therefore, the payment obligations associated with Phase 1 and the first installment of Phase 2 of the contract have been fully met 4. As of September 30 , 2024 , and from the beginning of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information], COLLECTIVE MINING has completed and recognized a total of USD 27 . 9 million dollars as exploration and evaluation expenses with respect to the minimum expenses required under the Option contract, fulfilling the investment commitments established in the aforementioned option contract for phases 1 and 2 , in addition to the exploration and evaluation expenses generated from October 1 , 2024 to the date of signing this document . 5. All obligations stipulated in the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] have been satisfactorily fulfilled between GUAYABALES and COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA up to the date of signing this document, in accordance with the provisions of the corresponding clauses . Both parties have addressed the requests made by each within the framework of the contract in a timely and diligent manner, guaranteeing compliance with payments, execution deadlines, and other agreed - upon conditions . Consequently, the parties state that they are fully satisfied with the fulfillment of the contractual provisions to date, acknowledging that there are no breaches or outstanding claims, and ratify their commitment to the execution and continuous development of the obligations assumed as stipulated in the aforementioned contract . 6. By virtue of the meetings held between THE PARTIES , it has been agreed to modify the payment terms related to the exercise of 100 % of the option established in the second clause of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] . Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108828 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

Folio número: 108829
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

COLLECTIVE MINING

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

Therefore, it has been agreed to sign this **ADDENDUM** No. 05 to the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**, which shall be governed by the following **CLAUSES**:

FIRST CLAUSE: The PURPOSE of this **ADDENDUM** is the early exercise of 100% of the option to assign the **MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]** by **COLLECTIVE MINING** and, consequently, the amendment of the clauses of the **MAIN CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**, which are amended by the effective exercise of the option.

SECOND CLAUSE: MODIFY the FIRST CLAUSE of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

*"**FIRST CLAUSE. - PURPOSE. - GUAYABALES** hereby grants **COLLECTIVE MINING** the first, exclusive and irrevocable option to acquire ownership of the **CONCESSION** within the phases of execution and payment terms, and under the terms and conditions established in this contract. Subject to the aforementioned terms and conditions, **GUAYABALES** will retain the right to continue carrying out exploitation activities in the **CONCESSION**, and **COLLECTIVE MINING** will acquire the right to carry out exploration activities. The purpose of this contract will be executed in two (2) phases, which include the following activities:*

1.1 ***Phase 1:*** *It has a duration counted from the moment the contract is signed, and until the day the assignment is formalized, that is, when the MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]** is registered in the ANM in favor of COLLECTIVE MINING, during which each of the parties will carry out the following activities:*

GUAYABALES	*COLLECTIVE MINING*
*1.1.1 Retains ownership of the **CONCESSION.** 1.1.2 Fulfills obligations with mining and environmental authorities derived from the **CONCESSION** associated with the exploitation. 1.1.3 Conducts **EXPLOITATION** as a mining titleholder until the assignment of the MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]** is registered, subject to the terms, conditions, and limitations contained in **ANNEX 2 – CONDITIONS OF EXPLOITATION** of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**. 1.1.4 Takes all necessary steps to effectively file the assignment procedure in favor of COLLECTIVE MINING, using the platform provided for this purpose by the competent authority. Such actions shall include, among others, the timely submission of required documents which are part of this document as an annex, the delivery of access data to the Anna Mineria system, the assignment of an agent and/or professional designated by COLLECTIVE MINING, as well as the completion of all necessary procedures to successfully complete the assignment process of the concession.*	*1.1.5 Makes agreed payments; 1.1.6 Conducts EXPLORATION; 1.1.7 Fulfills obligations with mining and environmental authorities derived from the **CONCESSION** associated with Exploration 1.1.8 Exercises the **OPTION** in advance for 100%.;*

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA 1.2. Phase 2: It begins at the end of Phase 1, during which each party will carry out the following activities: COLLECTIVE MINING GUAYABALES 4. Makes payments arising from the exercise of the option for 100% of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ; with payment of the balance of the amount owed in accordance with the payment clause of the CONTRACT . 5. Complies with obligations to mining and environmental authorities arising from its status as a mining titleholder. 1. Performs EXPLOITATION as a mining operator through an operating agreement or any other arrangement agreed upon by the parties for this purpose, in which GUAYABALES shall be entitled to receive the income from the operation under the conditions under which it was receiving it when it was the mining titleholder under the terms of phase 1 , assuming 100 % of the costs of the operation, including royalties and any costs associated with the easements required to carry out the operation, subject to the terms, conditions, and limitations contained in the ANNEX agreed upon by the parties for this purpose . 2. Complies with mining and environmental obligations arising from its status as a mining operator . 3. It will provide COLLECTIVE MINING with all the documentation required for proper compliance with the mining and environmental obligations required by the relevant authorities. PARAGRAPH : The parties will use their best efforts to ensure the definition of the STANDARD FOR THE OPERATION CONTRACT to be signed with GUAYABALES for operational, environmental, OHS, and insurance scheme (policies or guarantees) matters in favor of COLLECTIVE MINING, among others, prior to the definitive assignment of the concession contract in favor of COLLECTIVE MINING . " THIRD CLAUSE : OPTION EXERCISE : By signing this ADDENDUM No . 5 , COLLECTIVE MINING exercises the OPTION on 100 % of MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , undertaking to pay the balance of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] as follows : 3 . 1 . TWO MILLION United States dollars (USD 2 , 000 , 000 ) within two (2) business days following the signing of this document, upon delivery of the duly signed documents by GUAYABALES in favor of COLLECTIVE MINING for the filing of the assignment of 100 % of the rights arising from mining concession contract [Redacted – Commercially Sensitive Information] . In order to proceed with the process of assigning 100 % of the rights arising from MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , GUAYABALES undertakes to carry out all the necessary steps for the effective filing of the corresponding procedure, using the platform provided for this purpose by the competent authority . Such steps shall include, but are not limited to, the timely submission of the required documents attached hereto, the provision of access data to the AnnA Minería system, the assignment of an agent and/or professional designated by COLLECTIVE MINING , as well as the completion of all necessary procedures required to satisfactorily complete the assignment of rights process . Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108830 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA 3 . 2 . TWO MILLION United States dollars ( USD 2 , 000 , 000 ) in the month following the date of signing of this document, provided that the process of evaluating the assignment of rights arising from MINING CONCESSION AGREEMENT [Redacted – Commercially Sensitive Information] has been duly initiated before the National Mining Agency . In the event that said procedure has not been initiated within the indicated period and the cause is attributable to GUAYABALES , the payment will be withheld until this condition is met, without prejudice to the strict fulfillment of the other contractual obligations . 3 . 3 . TWO MILLION THREE HUNDRED THOUSAND United States dollars (USD 2 , 300 , 000 ) within two (02) months following the date of signing this document . 3 . 4 The outstanding balance to be paid to complete the total agreed in the contract, that is, THREE MILLION FIVE HUNDRED THIRTY - THREE THOUSAND FIVE HUNDRED THIRTY - FOUR United States dollars ( USD 3 , 533 , 534 ) shall be payable in six (6) installments, each in the amount of FIVE HUNDRED EIGHTY - EIGHT THOUSAND EIGHT HUNDRED EIGHTY - NINE United States dollars ( USD 588 , 889 ) no later than the end of each six (6) months from the date of signing this document . This payment may be made in advance at any time in favor of GUAYABALES and shall terminate this contract and the operation by GUAYABALES, which shall be obliged to return the area of operation to COLLECTIVE MINING under the terms and conditions set forth in the STANDARD OPERATING CONTRACT . FIRST PARAGRAPH : GUAYABALES undertakes to transfer to COLLECTIVE MINING all current permits, concessions, and/or authorizations granted by the competent authorities, including, but not limited to, the environmental and mining authorities, in relation to Mining Concession Contract [Redacted – Commercially Sensitive Information] , within one month from the effective assignment of Mining Concession Contract [Redacted – Commercially Sensitive Information] . The exercise of any easement necessary for the execution of the operation activities during the term of this contract, as well as its cost, shall be borne by GUAYABALES and its cost shall not be transferred to COLLECTIVE MINING . SECOND PARAGRAPH : In accordance with the provisions of this clause, the SECOND CLAUSE of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] is hereby eliminated . FOURTH CLAUSE : MODIFY the THIRD CLAUSE of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , as follows : " THIRD CLAUSE . – EXPLOITATION BY GUAYABALES : From the signing of this contract until the date on which COLLECTIVE MINING acquires the status of mining titleholder upon exercising the option, GUAYABALES will continue to carry out mining activities (hereinafter " the EXPLOITATION "), subject to the terms, conditions, and limitations contained in ANNEX 2 – EXPLOITATION CONDITIONS of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] . GUAYABALES shall assume the legal, economic, technical, labor, environmental and social obligations that may arise from the CONCESSION on occasion of the exploitation activities . In the event that GUAYABALES is financially and/or technically unable to fulfill its obligations under Concession Agreement No . [Redacted – Commercially Sensitive Information] associated with the activity of EXPLOITATION , an agreement will be sought with COLLECTIVE MINING , so that the amount representing compliance with said obligation is deducted or paid from the next installment due . In any case, COLLECTIVE MINING may only retain up to the amount of the unfulfilled obligations . Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108831 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

Folio número: 108832
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS® Communication Service

COLLECTIVE MINING

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

*From the moment **COLLECTIVE MINING** acquires the status of mining titleholder and until full payment of the contract value within the established terms (or in advance), GUAYABALES will carry out the exploitation in its capacity as MINING OPERATOR of COLLECTIVE MINING, under the terms and conditions defined in the OPERATING CONTRACT STANDARD.*

***FIRST PARAGRAPH.** In order to hold the **CONCESSION** harmless and/or keep it up to date in the fulfillment of its obligations during the term of the CONTRACT, **COLLECTIVE MINING** may, upon written notification to **GUAYABALES** regarding the obligations not fulfilled within the legal and/or contractual deadlines, and once thirty (30) business days have elapsed since said notification without **GUAYABALES** having remedied the breach or issued any response or statement, allocate the payments owed to **GUAYABALES** to the fulfillment of legal, economic, technical, labor, environmental, social, and any other obligations related to the operation of the **CONCESSION**, without being limited exclusively to those mentioned.*

***SECOND PARAGRAPH.** In its capacity as MINING OPERATOR, **GUAYABALES** shall take out a civil liability insurance policy, covering both contractual and non-contractual liability, in favor of COLLECTIVE MINING for an amount to be defined in the operating agreement, within 30 business days following the registration of the assignment in favor of COLLECTIVE MINING in the mining registry. This policy must remain in force throughout the entire term of the contract. If the policy cannot be issued, a sum will be retained from the payments made to GUAYABALES as a guarantee, which can cover the risks that the policy is intended to insure.*

***THIRD PARAGRAPH**. In the event that GUAYABALES considers not continuing to manage the operation, it will give written notification to COLLECTIVE MINING at least three (3) months in advance of the operation closure date, this condition will not accelerate the schedule for payments in its favor established in clause SIXTH-PAYMENTS."*

FIFTH CLAUSE: ELIMINATE the FOURTH CLAUSE. - CORPORATE RESTRUCTURING OF GUAYABALES of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as a result of the exercise of 100% of the option by COLLECTIVE MINING as established in this document.

SIXTH CLAUSE: MODIFY the SIXTH CLAUSE of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

*"**SIXTH CLAUSE. – PAYMENTS:** The payments that **GUAYABALES** will receive from **COLLECTIVE MINING** for this contract, the **OPTION** and eventual transfer of ownership of the **CONCESSION**, will be made in the following manner:*

Installment No.	*Enforceability*	*Amount*	
1	*Ten (10) business days following the signing of this contract, after granting the pledge guarantee on the CONCESSION in favor of **COLLECTIVE MINING**.*	***USD 350,000***	***Fulfilled***
2	*Seven (7) months following the date of signing this contract*	***USD 200,000***	***Fulfilled***

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com
[redacted]

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: **scstraducciones@gmail.com** · Teléfono: **(604) 448 58 87** · WhatsApp: **(+57) 311 414 05 82 - 314 764 89 85**
CONTACT INFORMATION E-mail: **scstraducciones@gmail.com** · Telephone number: **(604) 448 58 87** · WhatsApp: **(+57) 311 414 05 82 - 314 764 89 85**

Folio número: 108833
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service®

COLLECTIVE MINING

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

3	*Fourteen (14) months following the date of signing this contract*	***USD 200,000***	***Fulfilled***
4	*Twenty-one (21) months following the date of signing this contract*	***USD 250,000***	***Fulfilled***
5	*Twenty-eight (28) months following the date of signing this contract.*	***USD 250,000***	***Fulfilled***
6	*Thirty-five (35) months following the date of signing this contract.*	***USD 250,000***	***Fulfilled***
7	*Forty-two (42) months following the date of signing this contract.*	***USD 250,000***	***Fulfilled***
8	*Forty-eight (48) months following the date of signing this contract.*	***USD 250,000***	***Fulfilled***
9	*Fifty-four (54) months following the date of signing this contract.*	***USD 166,666***	***Fulfilled***
10	*Two (2) business days following the date of signing the Addendum No. 5*	***USD 2,000,000***	
11	*The month following the date of signing the Addendum No. 5*	***USD 2,000,000***	
12	*Two (2) months following the date of signing the Addendum No. 5*	***USD 2,300,000***	
13	*Six (6) months following the date of signing the Addendum No. 5*	***USD 588,889***	
14	*Twelve (12) months following the date of signing the Addendum No. 5*	***USD 588,889***	
15	*Eighteen (18) months following the date of signing the Addendum No. 5*	***USD 588,889***	
16	*Twenty-four (24) months following the date of signing the Addendum No. 5*	***USD 588,889***	
17	*Thirty (30) months following the date of signing the Addendum No. 5*	***USD 588,889***	
18	*Thirty-six (36) months following the date of signing the Addendum No. 5*	***USD 588,889***	

FIRST PARAGRAPH: *The payments described herein shall be made in Colombian pesos, at the representative market rate on the business day prior to the date on which the respective payment is due. In the event that the dates for fulfilling obligations fall on a non-business day in Colombia, payment shall be made on the business day following the date on which the aforementioned deadline has been met. Payments will be made after applicable withholdings have been made in accordance with tax legislation and after verification that **GUAYABALES** and **COLLECTIVE MINING** comply with regulations related to anti-money laundering and terrorism prevention. **GUAYABALES** shall issue an invoice with all the requirements, as well as comply with any formal obligation that according to the Applicable Laws may be pertinent.*

SECOND PARAGRAPH: *In order to hold the **CONCESSION** harmless and/or keep it up to date in the fulfillment of its obligations during the time it takes to file, evaluate, and approve the assignment, and during the term of the Operation Contract or figure that THE PARTIES agree on, **COLLECTIVE MINING** may, upon written notification to **GUAYABALES** regarding the obligations not fulfilled within the legal and/or contractual deadlines, and once thirty (30) business days have elapsed since said notification without **GUAYABALES** having remedied the breach or issued any response or statement, allocate the payments owed to **GUAYABALES** to the fulfillment of legal, economic, technical, labor, environmental, social, and any other obligations related to the operation of the **CONCESSION**, without being limited exclusively to those mentioned.*

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com

COLLECTIVE MINING

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Folio número: 108834
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service®

***THIRD PARAGRAPH**: No later than the day before any of the payments established in this clause are due, **GUAYABALES** may issue a payment order in favor of third parties on behalf of **GUAYABALES** indicating the beneficiary, percentage, and value of the payment, bank account with bank certificate. This payment order will form an integral part of this contract through a record.*

***FOURTH PARAGRAPH:** No later than the day before the payment date, Guayabales may request in writing a postponement of the payment date for any of the payments established in this clause, without this being understood as a waiver of 100% of the option in favor of **COLLECTIVE MINING**. For the new payment date, the TRM of the payment date established in this document will be maintained.*

***FIFTH PARAGRAPH:** In case of default in the payment of the amounts indicated in this clause, **COLLECTIVE MINING** will pay **GUAYABALES** default interest at the maximum legal rate allowed during the time the default lasts."*

SEVENTH CLAUSE: MODIFY the EIGHTH CLAUSE of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

"EIGHTH CLAUSE. – SPECIAL OBLIGATIONS OF THE PARTIES:

8.1 COLLECTIVE MINING

8.1.1 *While **GUAYABALES** is the holder of the **CONCESSION**, **COLLECTIVE MINING** will provide **GUAYABALES** with all the information that is required by the mining and environmental authorities and that is within the scope and obligations of **COLLECTIVE MINING** for compliance with the legal, economic, technical, labor, environmental, and social obligations that may arise from the CONCESSION associated with the exploration.*

8.1.2 *While **COLLECTIVE MINING** is carrying out **EXPLORATION** activities, it will respond before mining and environmental authorities for the legal, economic, technical, labor, environmental, and social obligations that may arise from the **CONCESSION**.*

8.1.3 *While **GUAYABALES** holds ownership of the **CONCESSION**, **COLLECTIVE MINING** will supervise **GUAYABALES** in the activities of exploitation, processing, sale, and commercialization, in order to keep the mining concession contract **[Redacted – Commercially Sensitive Information]** harmless. This obligation shall be understood without prejudice to other actions, steps, or measures that **COLLECTIVE MINING** must take to guarantee the integrity and fulfillment of the aforementioned contract, without being limited exclusively to those listed herein.*

8.1.4 *Make payments in favor of **GUAYABALES** within the terms set forth in the **SIXTH CLAUSE** of **PAYMENTS**.*

8.1.5 *Constitute the guarantee mentioned in the **NINTH CLAUSE** of the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION AGREEMENT [Redacted – Commercially Sensitive Information]** in favor of **GUAYABALES**, under the terms and conditions indicated therein, valid only while **GUAYABALES** has the status of mining titleholder.*

8.1.6 *With each payment made, submit to **GUAYABALES** a certification stating that **COLLECTIVE MINING**, its partners, and/or associates comply with applicable regulations on the prevention of money laundering and terrorist financing.*

8.1.7 *To support the generation of employment, preferably hiring personnel from the region for exploration work.*

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com
[redacted]

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Folio número: 108835
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

COLLECTIVE MINING

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN
MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

8.2 OF GUAYABALES

8.2.1 *In order to proceed with the process of assigning 100% of the rights arising from **MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**, **GUAYABALES** undertakes to carry out all the necessary steps for the effective filing of the corresponding procedure, using the platform provided for this purpose by the competent authority. Such steps shall include, but are not limited to, the timely submission of the required documents attached hereto, the provision of access data to the **AnnA Minería** system, the assignment of an agent and/or professional designated by **COLLECTIVE MINING**, as well as the completion of all necessary procedures required to satisfactorily complete the assignment of rights process.*

8.2.2 *Without prejudice to the obligations of **GUAYABALES** to comply with the obligations arising from the **CONCESSION** while it is the holder, it shall grant **COLLECTIVE MINING** or whoever it designates, the powers, authorizations, and any other instruments, documents, and information that **COLLECTIVE MINING** deems necessary to carry out the legal and administrative representation of the **CONCESSION** before the administrative and judicial authorities.*

8.2.3 *While **GUAYABALES** is the holder of the **CONCESSION**, or is carrying out **EXPLOITATION** activities, it shall be liable to the mining and environmental authorities, among others, for any legal, economic, technical, labor, environmental, and social obligations that may arise from the **CONCESSION** associated with exploitation and commercialization, and shall hold **COLLECTIVE MINING** harmless.*

8.2.4 *Provide **COLLECTIVE MINING** with all technical and legal information, documents, and material related to the **CONCESSION** that is within its scope, at the beginning of the contract and throughout its term.*

8.2.5 *To perform, on its own behalf, all acts within its power and required to guarantee **COLLECTIVE MINING** as of the signing of this document, the administration and supervision of **CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]** for the performance of exploration, construction, assembly, and exploitation work, and all other activities required for the execution of the **CONCESSION**.*

FIRST PARAGRAPH: *While **GUAYABALES** holds the status of owner and/or mining operator of the **CONCESSION**, **COLLECTIVE MINING** may supervise the activities of exploitation, processing, sale, and commercialization, as well as any other activity related to the development of Mining Concession Contract **[Redacted – Commercially Sensitive Information]**, in order to hold it harmless. This supervisory obligation shall not be limited exclusively to the aforementioned activities, but shall include all those necessary to ensure proper compliance with the contract and the legal, technical, economic, environmental, labor, and social obligations arising therefrom.*

EIGHTH CLAUSE: MODIFY the NINTH CLAUSE of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

*"NINTH CLAUSE – GUARANTEES: In order to guarantee compliance with any of the obligations incumbent upon it under this **CONTRACT** and, in particular, payment to **GUAYABALES**, once **COLLECTIVE MINING** acquires the status of mining titleholder, it undertakes to provide the following guarantees in favor of **GUAYABALES**:*

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com [redacted]

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Folio número:
Folio number: 108836

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

COLLECTIVE MINING

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]
ASOCIACIÓN DE MINEROS GUAYABALES
& COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

9.1 COLLECTIVE MINING will carry out the procedure for lifting the lien in order to successfully advance the procedure for the assignment of 100% of the rights arising from MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]** in its favor.
9.2 Pledge of CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]** within fifteen (15) business days following the registration of the assignment in favor of COLLECTIVE MINING in the mining registry."

NINTH CLAUSE: MODIFY the **"FOURTEENTH CLAUSE. - NOTIFICATIONS"** of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:

*"**FOURTEENTH CLAUSE. – NOTIFICATIONS**: Any notification that the Parties wish or must address to each other on the occasion of this Contract, by e-mail or by registered mail to the following addresses:*

COLLECTIVE MINING	***ASOCIACIÓN DE MINEROS GUAYABALES***
E-mail: • **[Redacted – Confidential Information]** • **[Redacted – Confidential Information]**	*E-mail:* • **[Redacted – Confidential Information]** • **[Redacted – Confidential Information]**

If the respective communication contains a deadline or condition in favor of or against any of the Parties, it shall only begin to be counted from the day following that on which proof of receipt of the certified mail or email is demonstrated."

***TENTH CLAUSE: MODIFY** the **"NINETEENTH CLAUSE - GROUNDS FOR TERMINATION"** of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**, as follows:*

***""NINETEENTH CLAUSE - GROUNDS FOR TERMINATION** . This agreement shall be terminated for the following causes: **1.** Mutual agreement. **2.** For unjustified failure to comply with the obligations of the PARTIES exceeding 90 days following the date of compliance with the respective obligation. 3. When any of THE PARTIES is involved in the causes established in the regulations on money laundering and terrorist financing."*

ELEVENTH CLAUSE: For the purposes of this **ADDENDUM**, any provision previously contained in the clauses covered by this **ADDENDUM,** which is not expressly mentioned or modified, shall continue to have effect. Notwithstanding the foregoing, it must be interpreted in accordance with the modifications established in this **ADDENDUM**.

TWELFTH CLAUSE: The following annexes shall form an integral part of this contract:

13.1 Documents and information required for the assignment of 100% of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT **[Redacted – Commercially Sensitive Information]**.
13.2 Mining Operation Contract **COLLECTIVE MINING - GUAYABALES** - "STANDARD FOR THE OPERATION CONTRACT."
13.4 Payment orders issued by Guayabales pursuant to the payment clause established in this document,
13.5 Annex Minutes of the Extraordinary Meeting of Guayabales held on June 20, 2025, authorizing **[Redacted – Confidential Information]** Bonilla to sign this document.
13.6 Guarantee Annex
Any other annexes that the parties expressly agree to include.

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

ADDENDUM No. 05 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES & COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA In witness whereof, this agreement is signed in the city of Medellín, on 20 June 2025, in two identical copies with the same probative value. By ASOCIACIÓN DE MINEROS GUAYABALES By COLLECTIVE MINING [Signed] [Redacted – Confidential Information] Legal Representative [Signed] NATALIA A. HERNANDEZ ARIAS Alternate Legal Representative Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com 108837 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 30/03/2026